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VIA EDGAR

October 4, 2010
Tia Jenkins
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Cord Blood Corporation Form 20-F for the Year Ended March 31, 2010 Filed July 16, 2010 File No. 001-34541

Dear Ms. Jenkins:

On behalf of our client, China Cord Blood Corporation, a Cayman Islands corporation (the “Company”), we hereby provide responses to comments issued on September 24, 2010 regarding the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010 (the “Annual Report”) and addressed to the Company’s Chief Financial Officer, Mr. Albert Chen (the “Staff’s Letter”).

In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter and all page references are to the Annual Report.

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Tia Jenkins October 4, 2010 Page 2

Form 20-F for the Year Ended March 31, 2010

General

1.	We remind you to provide us the acknowledgements listed in the closing comments of our letter.

COMPANY RESPONSE: The acknowledgements referenced in the Staff’s comment are included at the end of this letter.

Critical Accounting Policies, page 70

Valuation of Inventories, page 72

2.
We note your response to comment nine of our letter dated August 19, 2010.  Please expand your discussion of critical accounting estimates related to valuation of inventories to quantify your estimates of growth in the number of matches and explain the basis for your estimates.  Furthermore, please describe the range of years you estimate it will take for you to recover the costs capitalized in inventory.

COMPANY RESPONSE:

We propose to revise the disclosure under the heading “Valuation of inventories” on page 73 as follows:

“[. . .] The number of cord blood units that can be matched for a fee involves estimates of the future demand for cord blood units for transplants, the probability of finding a match in light of number of donated cord blood units stored and our industry knowledge. As of March 31, 2010, the weighted average remaining useful life of the donated cord blood units was estimated to be at least 19 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, the Company estimates the number of successful matches of donated units will increase by 7% to 10% per annum. Based on the estimation, the carrying amount of the donated units will be recovered in approximately 13 years. If medical research discovers new and more effective medical procedures that make cord blood transplants more effective, or if medical research discovers more diseases that cord blood transplants can be used to treat, the estimated number of cord blood units that can be matched may increase. Conversely, if there are no new developments in medical science to overcome some of the current technical and therapeutic limitations on the use of cord blood in medical treatment, the estimated number of cord blood units that can be matched may decrease. Any of the estimation variables which differ from our expectations may result in material adjustments to direct costs in future periods.”

Tia Jenkins October 4, 2010 Page 3

3.
We note from your response to comment nine of our letter dated August 19, 2010 that you believe no provision is necessary to reduce inventory to its net realizable value and that you expect it will be recovered in 13 years.  Please tell us how you took into account the time value of money and the discounting of future cash flows in determining that no provision was necessary.

COMPANY RESPONSE:

The Company believes that undiscounted cash flow should be used to estimate the net realizable value in considering the recoverability of the carrying value of inventories. With reference to Concepts Statement 5, paragraph 67(d), the term net realizable value is defined as the non-discounted amount of cash or cash equivalents into which an asset is expected to be converted in due course of business less direct costs, if any, necessary to make that conversion. The recoverability of the donated units is estimated by the forecast matching fees to be generated in the future without applying present value discounting. We propose to add the following disclosure on page 73: “The estimates are calculated based on forecast fees to be generated from estimated successful matches in the future without discounting the fees to their present values.”

Notes to the consolidated financial statements, page F-16

Note 2(k) Revenue recognition, page F-21

4.
Please tell us whether you cease recognizing storage revenue related to subscribers who are delinquent beyond a certain period that would indicate that collection was no longer reasonably assured.  If so, tell us the delinquency period that serves as the point at which you determine revenue is no longer reasonably assured.  If not, explain to us why you believe collection continues to be reasonably assured in light of the delinquency.  In your response, tell us the number of subscribers as of March 31, 2010 who are delinquent in payments for periods over six months, one year and two years along with the related amounts.

COMPANY RESPONSE:

The Company respectfully advises that no storage revenue is recognized if the Company believes that the collection is no longer reasonably assured. The Company ceases the recognition of the storage revenue if the customer has unpaid invoices that are more than 18 months past due.

We propose to add the following disclosure on page F-21: “The Company ceases to recognize storage revenue from subscribers who are delinquent beyond 18 months as the Company believes that collectability of future storage fees from such subscribers is not reasonably assured.”

Tia Jenkins October 4, 2010 Page 4

The number of subscribers as of March 31, 2010 who are delinquent in payments of storage fees for periods over six months, one year and two years were 12,285, 9,191 and 2,451, respectively and the related gross storage fees outstanding aged for six months to one year, one year to two years and over two years were RMB5,314,955, RMB5,077,348 and RMB2,205,012, respectively.  The corresponding allowance for doubtful debts were RMBNil, RMB1,574,621 and RMB1,386,240, respectively, as follows:

	Over 6 months to 1 year	1-2 years	Over 2 years
Number of subscribers	12,285	9,191	2,451
Outstanding balance (RMB 000's)	5,315	5,077	2,205
Less: allowance for doubtful accounts	-	(1,575)	(1,386)
Net balance (RMB 000's)	5,315	3,502	819

The storage fees outstanding aged over two years without corresponding allowance for doubtful debts (RMB819,000) were subsequently recovered by the Company after the balance sheet date.

5.
We note from your response to comment 7 of our letter dated August 19, 2010 that current processing fees accounts receivable represent amounts due and subject to payment within one year.  Please explain to us the payment terms related to your invoicing of fees.  In other words, clarify whether amounts billed are due upon receipt of the invoice or within one year.

COMPANY RESPONSE:

The Company respectfully advises that the invoice for a processing fee installment is billed once a year and is due upon receipt of the invoice.  For balance sheet classification purpose, processing fee installments that will be invoiced in the coming year (i.e. the next installment for each subscriber which will be due within 12 months under the installment payment option) are classified as current processing fees accounts receivable.

6.
We note from your response to comment 7 of our letter dated August 19, 2010 that 14.3% of your processing fees receivable related to Option Three is aged for over 1 year.  Please explain to us why you believe collection is reasonably assured when over 14% of your current accounts receivable for processing fees remain unpaid for over one year.

COMPANY RESPONSE:

The Company respectfully advises the Staff that, as suggested in the Company’s submission dated August 19, 2010, only 1% of the current processing fee accounts receivables are aged over two years. While some of the customers delayed payment for over one year, the historical track record is that a majority of the subscribers will eventually settle outstanding debts within 2 years in response to the Company’s debt chasing efforts.  Based on such historical track record, the Company believes it has demonstrated a satisfactory collection history and determined that collection is reasonably assured in respect of the processing fees receivable.

Tia Jenkins October 4, 2010 Page 5

7.
We note from your response to comment 7 of our letter dated August 19, 2010 that the allowance for doubtful accounts related to current processing fees receivable is RMB3.3 million.  Please clarify for us whether this allowance represents the allowance on the entire balance of current processing fees receivable or the balance that is aged over one year.

COMPANY RESPONSE:

The Company respectfully advises that the RMB3.3 million allowance for doubtful accounts corresponds to the entire balance of the current processing fees receivables under Payment Option Three.

Note 20 Net income/(loss) per share

8.	Please provide us with an analysis showing how you computed earnings per share for the year ended March 31, 2010.

COMPANY RESPONSE:

In computing the earnings per share for the year ended March 31, 2010, the Company considered the effect of the share exchange transaction at June 30, 2009 (the “Share Exchange”) which, as further described in note 19(b) to the consolidated financial statements, has been accounted for as a reverse acquisition involving a public shell company and as the issuance of securities by China Cord Blood Services Corporation (“CCBS”, the legal acquiree) in exchange for the assets and liabilities of the Company (the legal acquirer), accompanied by a recapitalization.

In accordance with the guidance set out in ASC 805-40-45-4, when calculating the weighted-average number of common shares outstanding during the period in which the reverse acquisition occurs, the number of common shares outstanding from the beginning of that period to the acquisition date shall be computed on the basis of the weighted-average number of common shares of the legal acquiree (accounting acquirer) outstanding during the period multiplied by the exchange ratio established in the merger agreement and the number of common shares outstanding from the acquisition date to the end of that period shall be the actual number of common shares of the legal acquirer (the accounting acquiree) outstanding during that period.

The Company’s calculation of earnings per share for the year ended March 31, 2010, which includes the three-month pre-exchange period ended June 30, 2009 and the nine-month post-exchange period ended March 31, 2010, is based on the above guidance in ASC 805-40-45-4. In addition, since CCBS had both ordinary shares and redeemable ordinary shares outstanding during the three-month period ended June 30, 2009, the two class method was adopted in accordance with ASC 480-10-S99-21 and the net income for such period was allocated between the ordinary shares and the redeemable ordinary shares.  On June 30, 2009, the participating shareholders of CCBS who held redeemable ordinary shares exchanged their holdings in CCBS for the ordinary shares of the Company.  Certain holders of the redeemable ordinary shares of CCBS did not participate in the Share Exchange and continued to hold their redeemable ordinary shares of CCBS.  Upon the completion of the Share Exchange, the carrying value of the remaining redeemable ordinary shares of CCBS was reclassified as redeemable noncontrolling interests. As further described in note 14, in August 2009 these remaining redeemable ordinary shares of CCBS were exchanged for ordinary shares of the Company. Since then, the Company has only one class of ordinary shares and has not issued any redeemable ordinary shares.

Tia Jenkins October 4, 2010 Page 6

To further assist the Staff in understanding the earnings per share calculation for the year ended March 31, 2010, the Company has included the detailed calculation in Appendix A: Earnings Per Share Calculation and provides the following summary of the components of the numerator and the denominator used in the calculation of the basic earnings per share:

	Basic earnings per ordinary share		Basic earnings per redeemable ordinary share

Numerator	●	Net income/(loss) of CCBS for the three months ended June 30, 2009 attributable to CCBS ordinary shareholders, adjusted for the accretion to the redeemable ordinary shares redemption value; plus,	●	Net income/(loss) of CCBS for the three months ended June 30, 2009 attributable to CCBS redeemable ordinary shareholders

	●	Net income of the Company for the nine months ended March 31, 2010 attributable to the Company’s ordinary shareholders, adjusted for the accretion to redemption value of the redeemable noncontrolling interests (i.e. redeemable CCBS ordinary shares that were outstanding from July 1, 2009 through August 2009)

Denominator	●	The weighted-average number of ordinary shares of CCBS outstanding during the three-month period ended June 30, 2009, as adjusted by the exchange ratio effected in the Share Exchange; plus,	●	The weighted-average number of redeemable ordinary shares of CCBS outstanding during the three-month period ended June 30, 2009, as adjusted by the exchange ratio effected in the Share Exchange.

	●	The weighted-average number of ordinary shares of the Company for the nine-month period ended March 31, 2010.

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Tia Jenkins October 4, 2010 Page 7

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mitchell Nussbaum
Mitchell Nussbaum Partner Loeb & Loeb LLP

cc:	Albert Chen, China Cord Blood Corporation Virginia Tam, Jones Day Harry Yu, KPMG

Tia Jenkins October 4, 2010 Page 8

Appendix A: Earnings Per Share Calculation
(shown in thousands except shares data)

The Company has two class of ordinary shares for the year ended March 31, 2010, being ordinary shares and redeemable ordinary shares.  The Company calculated the earnings per share applying two class method.  On June 30, 2009, the Participating Shareholders who held redeemable ordinary shares of China Cord Blood Services Corporation ("CCBS") exchanged the redeemable shares for the ordinary shares of the Company and therefore, in calculating the earnings per share.

1.Basic earnings per redeemable ordinary share can be analyzed as follows:

Net loss attributable to parent company from April 1, 2009 to June 30, 2009	A	(4,592)
Accretion to redeemable ordinary shares redemption value	B	(5,870)
Net loss attributable to ordinary shareholders	C = A + B	(10,462)

Denominator (weighted average number of shares outstanding from April 1, 2009 to June 30, 2009)
- Ordinary shares	D	43,237,100
- Redeemable ordinary shares	E	14,614,140
	F = D + E	57,851,240

Allocation of undistributed loss
- Ordinary shares	G = C x D / F	(7,819)
- Redeemable ordinary shares	H = C x E / F	(2,643)
		(10,462)

Allocation of net (loss)/income (numerator):
- Ordinary shares	I = G	(7,819)
- Redeemable ordinary shares	J = K – I	3,227
	K = A	(4,592)

Basic earnings per redeemable ordinary shares	= J / E	0.22

Tia Jenkins October 4, 2010 Page 9

Appendix A: Earnings Per Share Calculation (Cont.)
(shown in thousands except shares data)

2.Basic earnings per ordinary share for the year ended March 31, 2010 can be analyzed as follows:

Weighted average number of redeemable ordinary shares for the year = 14,614,190 * 91/365 =3,643,525

Adjusted net income attributable to the parent company for the year ended March 31, 2010:

Net income attributable to parent company for the year ended March 31, 2010	49,177
Accretion to redemption value of redeemable noncontrolling interests	(99)
Adjusted net income attributable to the parent company	49,078

Net income allocated to ordinary shares = 49,078 - 3,643,525*0.22/1000 = 48,273

Weighted average number of ordinary shares for the year ended March 31, 2010 = 58,854,605

Earnings per ordinary shares = 48,273/58,854,605*1000 = 0.82

3.Diluted earnings per redeemable ordinary share

As of June 30, 2009, there were 2,051,981 dilutive potential ordinary shares, being the share options granted to the directors and executives of CCBS.  As the Company was subject to a loss for the period, the dilutive potential shares have an anti-dilutive effect on earnings per redeemable ordinary share

4.Diluted earnings per ordinary share

As of March 31, 2010, there were 3,180,716 dilutive potential ordinary shares. The diluted earnings per ordinary share can be analyzed as follows:

Net income allocated to ordinary share	48,273

Weighted average number of ordinary shares for the year ended March 31, 2010	58,854,605
Dilutive potential ordinary shares	3,180,716
62,035,321

Diluted earnings per ordinary share	0.78